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        EXHIBIT 99.9

Section 906 Certification

Certification Pursuant to

18 U.S.C Section 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        In connection with the annual report on Form 40-F of Allstream Inc., a corporation organized under the laws of Canada (the "Company"), for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

        (1)    the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

        (2)    the information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

Dated: April 12, 2004	/s/ JOHN McLENNAN John McLennan Vice Chair & Chief Executive Officer

Dated: April 12, 2004	/s/ DAVID LAZZARATO David Lazzarato Executive Vice President & Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Allstream Inc. and will be retained by Allstream Inc. and furnished by the Securities and Exchange Commission or its staff upon request.

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Section 906 Certification